Mail Stop 3561

April 30, 2008

Mark A. Alexander
Chief Executive Officer
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981

      Re: **Suburban Propane Partners, L.P.**
              Response Letter filed April 9, 2008
              Form 10-K for the period ended September 29, 2007 filed November 28, 2007
              File No. 1-14222

Dear Mr. Alexander:

      We have reviewed your response letter and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 26

1. We reviewed your response to comment two in our letter dated March 25, 2008 and the proposed revisions to your disclosure. In addition to providing a sensitivity analysis regarding estimates associated with your pension and other postretirement benefits, please revise your disclosure as previously requested to present an analysis of the uncertainties involved in applying each of your critical accounting estimates or the variability that is reasonably likely to result from their application over time. In doing so, address how accurate your assumptions and estimates have been historically, how much they have changed historically, and whether they are reasonably likely to change in the future. Also provide an analysis of the sensitivity of each of your estimates and

assumptions to change based on other outcomes that are reasonably likely to occur and would have a material effect. Refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Item 11. Executive Compensation, page 59

Compensation Discussion and Analysis, page 59

2. We note your response to comments three and eight in our letter dated March 25, 2008. Please confirm in writing that you will include the first paragraph of your response to each of these comments in future filings.

3. We note your response to comment four in our letter dated March 25, 2008 and we note your indication at the forepart of your response that you will explain your use of benchmarking in future filings, however, it does not appear that you indicate that you will include your entire response to this comment in future filings. Please clarify.

4. We note your response to comment five in our letter dated March 25, 2008. Your statement that disclosure of target information is not required because it is not material to investors is conclusory. Please provide us on a supplemental basis a *detailed explanation* for this conclusion. Please also discuss how difficult it will be for the named executive officer or how likely it will be for your to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

5. We note your response to comment seven in our letter dated March 25, 2008. The disclosure you refer to on page 60 of your Form 10-K appears to focus on overall amounts of compensation, with a particular emphasis on cash compensation. Please revise to elaborate upon how the amount of the total pool and individual grants are determined for *equity* compensation granted under the 2000 Restricted Unit Plan.

Financial Statements, page F-1

Note 1. Partnership Organization and Formation, page F-7

6. We reviewed your response to comment 13 in our letter dated March 25, 2008. Please tell us how you determined the fair value of the GP interest, including IDRs. Please also tell us why you believe the GP Exchange Transaction did not result in a return or dividend to the general partner that should be considered in your earnings per share computations in accordance with EITF 03-6.

Note 11. Employee Benefit Plans, page F-22

7. We reviewed your response to comment 16 in our letter dated March 25, 2008 and the proposed revisions to your disclosure. Please explain to us in detail how you arrived at the conclusion that the change in your investment policies and practices and the corresponding change in the mix of the plan's assets necessitated the modification of your accounting principle and is not an accounting change as defined in SFAS 154. It is unclear to us why a change in the plan's target asset allocation represents a transaction or event that is clearly different in substance from those previously occurring, why the change is not accounted for and disclosed in accordance with SFAS 154 and why a letter from your independent accountant indicating whether the change in accounting principle is an alternative principle which in his judgment is preferable under the circumstances is not required pursuant to Item 601(b)(18) of Regulation S-K. Please address these matters in your response to the extent applicable.

*   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or Bill Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director